Retirees Fight Against Even More Executive Golden Parachutes

COLD SPRING HARBOR, N.Y., March 21, 2016 (GLOBE NEWSWIRE) -- Verizon Communications (VZ) retiree leaders are waging a new proxy challenge to what they call "an accounting gymnastics loophole" in the mega telecom’s executive golden parachute rule.

Retirees say the current loophole in the compensation rule can allow Verizon’s CEO and other top executives to walk away with sky-high termination payouts that could individually reach $37 million.

The proxy challenge has been introduced by Jack Cohen, Chairman of the 134,000-member Association of BellTel Retirees Inc. (www.belltelretirees.org). The proposal would require Verizon to seek shareholder approval for any new or renewed executive severance payment exceeding three times an executive’s base salary, plus short term bonus.

The existing guideline was first put in place after 59% of Verizon shareholders approved an earlier golden parachute rule in 2003, also proposed by BellTel. The retirees say that when Verizon’s board implemented that rule, it left a loophole excluding the accelerated vesting of unearned performance stock units (PSUs) and restricted stock (RSUs).

Long-term equity currently represents the lion’s share of executive compensation at Verizon, so even golden parachutes giving six or seven times an executive's salary plus bonus may not violate the existing shareholder approval requirement.  It is that loophole retirees seek to eliminate.

Verizon’s severance approval policy must be based on the total cost to shareholders of the termination payments,” said Mr. Cohen. “Our proposal closes a loophole that would allow millions in payments without required shareholder approval. It is, in effect an accounting gymnastics loophole to circumvent the intent of the proxy shareholders overwhelmingly adopted in 2003.”

Under current compensation guidelines, if CEO Lowell McAdam is terminated without cause – regardless of whether there is a change in control of the corporation - he can receive nearly seven times his base salary plus short-term bonus. Based upon Verizon’s 2015 proxy statement earnings disclosures, Mr. McAdam could receive an estimated $37.2 million in termination payment (see 2015 proxy, page 61 http://vz.to/1RdosrO).

In 2015, a similar proposal by Mr. Cohen, gained nearly 35% shareowner support.

BellTel proxy campaigns resulted in three wins at Verizon by majority vote and eight more negotiated changes to improve company bylaws and governance.

“BellTel has achieved what no other group has with its frequent proxy wins,” said BellTel President Jack Brennan. “Executive severance must be subject to standards of scrutiny. We are confident that responsible shareholders will agree.”

Verizon’s annual meeting is 8:30 am on Thursday, May 5, 2016 at the Hotel Albuquerque at Old Town, in Albuquerque, New Mexico.

The Association of BellTel Retirees is a 134,000 member non-profit advocacy group that works for the protection of retirees’ pensions and benefits of the following companies of the old Bell System. They include:  NYNEX, New York Telephone, New Jersey Bell and Bell Atlantic, Bell of Pennsylvania, Chesapeake and Potomac Telephone, Diamond State Telephone, New England Telephone, MCI and GTE, as well as the Verizon spin-off DexMedia.

Contact:
Butler Associates, LLC. 212-685-4600
Tom Butler – Tbutler@butlerassociates.com
Jason Fink – Jfink@butlerassociates.com
Victoria Carman – Vcarman@butlerassociates.com